John Deere Receivables, Inc.

10587 Double R Blvd., Suite 100

Reno, Nevada 89521

July 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michelle Stasny

Re:	John Deere Receivables, Inc. (the “Registrant”)
Registration Statement on Form SF-3 filed February 8, 2019
File No. 333-229583

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) or the staff consent to the immediate (i) withdrawal of the above-referenced registration statement (the “2019 Registration Statement”), together with all exhibits thereto, filed with the Commission on February 8, 2019 and (ii) termination of the John Deere Receivables, Inc. Registration Statement on Form SF-3, together with all exhibits thereto, filed November 17, 2015, as amended by Amendment No. 1 filed January 12, 2016, as amended by Amendment No. 2 filed February 2, 2016, as amended by Amendment No. 3 filed February 10, 2016, file number 333-208068 (the “2016 Registration Statement” and together with the 2019 Registration Statement, the “Registration Statements”).

The Registrant is requesting the immediate withdrawal and termination of the Registration Statements because it has determined not to pursue additional offerings thereunder at this time. The Registrant is a wholly-owned subsidiary of John Deere Capital Corporation (the “Sponsor”). The Sponsor plans to pursue additional offerings under the John Deere Receivables LLC Registration Statement on Form SF-3 filed December 21, 2018, as amended by Amendment No. 1 filed January 14, 2019, as further amended by Amendment No. 2 filed February 1, 2019, as further amended by Amendment No. 3 filed February 21, 2019 and as further amended by Amendment No. 4 filed May 7, 2019, file number 333-228964.

Accordingly, the Registrant hereby respectfully requests that the withdrawal and termination of the Registration Statements be effective as of the date hereof or the earliest practicable date hereafter.

The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statements be credited for future use to the account of John Deere Receivables LLC.

Very truly yours,

JOHN DEERE RECEIVABLES, INC.

By:	/s/ Todd E. Davies
Name:	Todd E. Davies
Title:	Secretary

cc:	Thomas Spitzfaden, John Deere Receivables, Inc.

Stacy P. Thomas, John Deere Receivables, Inc.

Larry J. Gant, John Deere Receivables, Inc.

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP

Joel E. Weinberger, Kirkland & Ellis LLP